UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: October 5, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Josh Drew appointed Group Chief Compliance Officer

Amsterdam, 5 October 2017 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 235 million customers, today announces the appointment of Josh Drew as Group Chief Compliance Officer and a member of VEON’s executive management team. Josh will report directly to VEON’s Chief Executive Officer, Jean-Yves Charlier.

Josh joined VEON in July 2016 as Associate General Counsel and was most recently Acting Group Chief Compliance Officer. In the latter role, Josh has been responsible for leading a team of compliance professionals across all of VEON’s operating markets to establish and implement an effective compliance programme, while also advising senior management on core compliance, risk and governance issues. In his role as Group Chief Compliance Officer, Josh will continue to lead and develop VEON’s implementation of an effective compliance programme, driving a culture of integrity and upholding the highest ethical standards.

Prior to joining VEON, Josh was Vice President and Associate General Counsel for over five years at Hewlett-Packard Enterprise and Hewlett-Packard, with responsibility for investigations and anti-corruption compliance.

Jean-Yves Charlier, Chief Executive Officer of VEON, said: “Josh’s appointment demonstrates VEON’s on-going commitment to the strengthening of our compliance programme across all of our markets. His extensive expertise will ensure that VEON continues to develop a world-class compliance function and strong ethical culture, an initiative that is of critical importance to the Supervisory Board and senior management team.”

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About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 235 million customers it currently serves, and many others in the years to come.

Follow us on Twitter @veondigital, visit our blog @blog.veon.com or go to our website www.veon.com.

Disclaimer

VEON considers portions of this press release to contain “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “may”, “will”,“plan”,“should”,“expect”, “anticipate”,“estimate”,“continue” or comparable terminology and include statements relating to, among other things, the development of VEON’s compliance function. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, it can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contacts

Investor Relations: Bart Morselt ir@veon.com	Media and Public Relations: Maria Piskunenko pr@veon.com

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